

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Clearing Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 West Madison Street.
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel T. McIsaac **(203) 719-8308**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
WASH, D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel McIsaac, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of UBS Clearing Services Corporation (the "Company"), as of December 31, 2006, is true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel McIsaac
Executive Director

Notary Public

My Commission Expires
February 28, 2010

This report contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent auditor's report on internal control.
( ) (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.
( ) (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
( ) (r) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.

STATEMENT OF FINANCIAL CONDITION

UBS Clearing Services Corporation
(formerly known as ABN AMRO Sage Corporation)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

UBS Clearing Services Corporation

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
UBS Clearing Services Corporation

We have audited the accompanying statement of financial condition of UBS Clearing Services Corporation (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Clearing Services Corporation at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2007

UBS Clearing Services Corporation
Statement of Financial Condition
December 31, 2006
(In Thousands)

Assets	
Cash	$ 579
Receivables from customers	246,446
Receivables from brokers, dealers and clearing organizations	24,565
Securities borrowed	2,096
Securities purchased under agreements to resell	401,521
Securities owned, at fair value	24,663
Exchange memberships, at cost (fair value $2,495)	800
Interest receivable	939
Other assets	1,956
	$ 703,565
Liabilities and stockholders' equity	
Short-term borrowings	$ 197,000
Payables to customers	13,209
Payables to brokers, dealers and clearing organizations	15,492
Securities sold under agreements to repurchase	370,246
Other liabilities and accrued expenses	3,420
	599,367
Total stockholders' equity	104,198
	$ 703,565

See accompanying notes.

1. Organization

UBS Clearing Services Corporation (the "Company"), formerly known as ABN AMRO Sage Corporation, is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Futures Association ("NFA"). In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company's activities include the execution and clearance of futures, options, stock and fixed income transactions for customers and the proprietary accounts of broker dealers.

UBS Americas Inc., a wholly owned subsidiary of the Parent, owns all of the Company's outstanding common stock, which comprise 100 shares of par value $0.01 per share at December 31, 2006. In addition, at December 31, 2006, the Company had 5 nonvoting, cumulative preferred shares with redemption value of $50,000 per share, issued to certain broker-dealers in conjunction with joint back-office agreements. The preferred shares accumulate dividends at an annual rate of 6%.

The Company was previously an indirect wholly-owned subsidiary of ABN AMRO Bank. In September 2006, the Parent entered into an agreement to acquire the global futures and options business of ABN AMRO Bank. As a result of this acquisition, the UBS Americas Inc. acquired all of the outstanding common stock of the Company.

2. Significant Accounting Policies

Customers' securities transactions are recorded on a settlement date basis.

Proprietary securities transactions are recorded on a trade date basis. Securities owned are stated at market value. Market value generally is based on published market prices or other relevant factors including dealer price quotations.

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally financial institutions.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2006.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas Inc. Federal and state and local taxes are provided on a separate return basis.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its Statement of Financial Condition. However, the Company does not expect FIN 48 to have a material effect on its Statement of Financial Condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires quantification of financial statement misstatements based on the effects of the misstatements on the Company's financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ('Day 1 profit and loss') and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's Statement of Financial Condition.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results may differ from those estimates.

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2006 is $67 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of $25,000, which are collateral under resale agreements on the Statement of Financial Condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission (the "SEC") Rule 15c3-3.

4. Receivables from and Payables to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Approximately 99.6% of the receivables from customers at December 31, 2006 relate to a receivable from a single customer.

5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations include amounts due on failed securities transactions as well as deposits.

(In Thousands, except share data)

6. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

At December 31, 2006, the Company has accepted collateral with a fair value of $396,898 under resale agreements, and has repledged $366,771 of that collateral under repurchase agreements. The collateral is comprised of U.S. government obligations.

7. Securities Owned

At December 31, 2006, securities owned are comprised of U.S. government obligations on deposit at a clearing organization.

8. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes", which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amount and the tax bases of assets and liabilities.

The Company and ABN AMRO Bank have agreed to make a Section 338(h)(10) election in connection with UBS America Inc.'s acquisition of the Company on September 30, 2006. As a result, the stock acquisition will be treated as an asset acquisition for income tax purposes, and therefore, any tax attributes exiting at the time of the acquisition will not carry over to the Company.

Prior to the acquisition, the Company's deferred tax assets were primarily comprised of deferred compensation and accrued expenses. UBS Americas Inc. does not expect to realize any of the future tax benefits from these deferred tax assets and, as a result, have not reflected any deferred tax assets on the Statement of Financial Condition at December 31, 2006.

9. Employee Benefit Plans

Group Retirement Plan

Effective October 1, 2006, the Company participates in the defined contribution plan, which is sponsored by the Parent, and earns retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code.

Prior to the acquisition of the Company by the Parent, ABN AMRO Bank sponsored a noncontributory defined-benefit pension plan covering substantially all of its U.S. salaried employees. Assets held by the plan consisted primarily of shares of registered investment companies and pooled trust funds.

(In Thousands, except share data)

9. Employee Benefit Plans (continued)

401(k) Savings Plan

Effective October 1, 2006, the Company participates in a defined contribution 401(k) plan of the Parent.

Prior to the acquisition of the Company by the Parent, the Company participated in the ABN AMRO WCS Holding Company 401(k) savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all of its U.S. salaried employees. Under the plan, employee contributions were partially matched by the respective ABN AMRO WCS Holding Company subsidiary.

Group Welfare Plan

Effective October 1, 2006, the Company participates in the Parent sponsored postretirement medical, dental, and life insurance plans. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and containing other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the Parents' policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the Parents' policy is to pay premiums as required by the carrier.

Prior to the acquisition of the Company by the Parent, the prior holding company, ABN AMRO WCS Holding Company, provided welfare and life insurance benefits to substantially all of its U.S. salaried employees and their dependents.

10. Commitments and Contingencies

The Company is committed to pay rent for space for its principal facilities under a non-cancellable lease with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments are as follows:

Year Ending December 31	Minimum Lease Commitments
2007	$ 375
2008	384
2009	394
2010	69
	$ 1,222

(In Thousands, except share data)

10. Commitments and Contingencies (continued)

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's Statement of Financial Condition.

11. Related Party Transactions

Prior to the acquisition by the Parent, the Company received various services from a former affiliate. Services included data processing, operational and other various support services. Currently, pursuant to a facilities and services agreement dated October 1, 2006, the Company receives similar support services from UBS Securities LLC, an affiliate. The related payable of $150 is included in other liabilities and accrued expenses in the Statement of Financial Condition at December 31, 2006.

At December 31, 2006, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash (including segregated and secured funds)	$ 44	$ -
Receivables from/payables to brokers, dealers, and clearing organizations	6,183	-
Securities borrowed/loaned	2,096	-
Resale/repurchase agreements	333,139	37,107
Interest receivable	844	-
Short-term borrowings	-	197,000
Other assets/liabilities and accrued expenses	-	1,127

The Company has short-term borrowings with the Parent totaling $197,000, which is due on demand.

12. Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to customers: receivables from and payables to brokers, dealers, and clearing organizations; securities borrowed; securities purchased under agreements to resell and securities sold under agreements to repurchase; and short-term borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

12. Financial Instruments (continued)

In the normal course of business, the Company's securities activities include executing and clearing transactions for independent broker-dealers. The Company may have significant risk from the potential inability of the broker-dealers to meet their commitments in the event of volatile trading markets. As the Company may have to assume the broker-dealers' liabilities, the Company controls this risk by monitoring the broker-dealers' equity levels on an intraday basis for compliance with internal guidelines, which require the broker-dealers to maintain equity levels substantially above those indicated by market conditions. When it is determined that the broker-dealers' activities may be subject to above normal market risks, the Company will require the broker-dealers to deposit additional equity or reduce positions.

The Company's broker-dealer financing activities require the Company to pledge broker-dealers' securities as collateral in support of various secured financing sources, such as securities sold under agreements to repurchase. Additionally, the Company pledges broker-dealers' securities as collateral to satisfy margin deposits to various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return broker-dealers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company mitigates this risk by monitoring the market value of securities pledged and by requiring adjustment to collateral levels on a daily basis prior to the occurrence of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(In Thousands, except share data)

13. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or risk based capital requirement under the Commodity Exchange Act. At December 31, 2006, the Company had net capital of $98,107 which was $97,404 in excess of required net capital of $703. The Company's net capital to aggregate debit items was 279.1%

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and order provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.


END